Exhibit 99.2

EXPLANATORY NOTE

Studio City Investments Limited’s Quarterly Report

for the Three Months Ended March 31, 2024

This quarterly report provides Studio City Investments Limited’s (“Studio City Investments”) unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2024, together with the related information. Studio City Investments is the parent guarantor of the 2027 Studio City Company Notes (as defined below).

Studio City Investments Limited

Report for the First Quarter of 2024

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
GLOSSARY	7
EXCHANGE RATE INFORMATION	9
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•	“2025 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds from the 2025 Studio City Finance Notes to Studio City Investments;

•

“2025 Studio City Finance Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020, of which US$296,971,000 in aggregate principal amount remains outstanding as of May 30, 2024;

•	“2027 Studio City Company Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds from the 2028 Studio City Finance Notes to Studio City Investments;

•	“2028 Studio City Finance Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, with the maturity date of January 15, 2028;

•

“2029 Intercompany Notes” refers to, collectively, the loan by Studio City Finance of the proceeds from the First 2029 Studio City Finance Notes to Studio City Investments and the loan by Studio City Finance of the proceeds from the Additional 2029 Studio City Finance Notes to Studio City Investments;

•

“2029 Studio City Finance Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 was issued on January 14, 2021 (the “First 2029 Studio City Finance Notes”) and US$350,000,000 was issued on May 20, 2021 (the “Additional 2029 Studio City Finance Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC (“Macau” or “Macau SAR”) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and the Gaming Operator on December 16, 2022, that provides for the terms and conditions of the concession granted to the Gaming Operator, which expires on December 31, 2032;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco and 15% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to a master services agreement entered into between SCI and certain of its subsidiaries, and related arrangements for work agreements entered into between certain subsidiaries of SCI, on December 21, 2015 for non-gaming services, on the one hand, and certain Melco Affiliates, on the other hand, under which certain subsidiaries of SCI and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The Master Services Agreements and other arrangements for non-gaming services at the properties in Macau, are collectively referred to as “Management and Shared Services Arrangements,” have been extended to December 31, 2032;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to our direct parent, Studio City Finance Limited, a company incorporated in the British Virgin Islands;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2024.

Certain monetary amounts, percentages, and other figures included in this quarterly report have been subject to rounding adjustments. Certain other amounts that appear in this quarterly report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where the amended gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitation in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.823502 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.058213 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. The mass market focus of the Studio City Casino is currently complemented with VIP rolling chip operations. The Gaming Operator currently has 259 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. In the first quarter of 2024, the Gaming Operator operated an average of approximately 246 gaming tables and 670 gaming machines at the Studio City Casino. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena, an outdoor and an indoor water park. Studio City features 2,493 luxury hotel rooms, diverse food and beverage establishments and approximately 38,500 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2028 Studio City Senior Secured Credit Facility, the 2025 Studio City Finance Notes, the 2027 Studio City Company Notes, the 2028 Studio City Finance Notes or the 2029 Studio City Finance Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2023

Total operating revenues for the first quarter of 2024 were US$150.2 million, compared with total operating revenues of US$51.5 million in the first quarter of 2023. The change was primarily attributable to the continued recovery in inbound tourism during the first quarter of 2024, and the opening of Studio City Phase 2 in April 2023, which led to an increase in revenue from casino contract and higher non-gaming revenues.

Net loss attributable to Studio City Investments Limited for the first quarter of 2024 was US$18.4 million, compared with net loss attributable to Studio City Investments Limited of US$50.8 million in the first quarter of 2023, primarily due to the increase in revenue from casino contract and higher non-gaming revenues, partially offset by higher operating expenses as a result of increased business volumes and the opening of Studio City Phase 2, as well as higher interest expense due to the cessation of capitalization since April 2023.

Studio City Casino generated gross gaming revenues of US$318.4 million and US$146.7 million for the first quarters of 2024 and 2023, respectively.

Studio City Casino’s rolling chip volume was US$525.8 million in the first quarter of 2024 versus US$718.5 million in the first quarter of 2023. The rolling chip win rate was 3.72% in the first quarter of 2024 versus 1.59% in the first quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$923.3 million in the first quarter of 2024, compared with US$480.6 million in the first quarter of 2023. The mass market table games hold percentage was 29.5% in the first quarter of 2024, compared with 24.7% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$824.3 million, compared with US$431.7 million in the first quarter of 2023. The gaming machine win rate was 3.2% in the first quarter of 2024, compared with 3.8% in the first quarter of 2023.

Revenue from casino contract was US$66.9 million for the first quarter of 2024, compared with revenue from casino contract of US$18.7 million for the first quarter of 2023. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by the Gaming Operator.

Total non-gaming revenues at Studio City for the first quarter of 2024 were US$83.3 million, compared with US$32.7 million for the first quarter of 2023.

Total net non-operating expenses for the first quarter of 2024 were US$35.6 million, which mainly included interest expense of US$35.7 million, compared with total net non-operating expenses of US$25.1 million for the first quarter of 2023, which mainly included interest expense of US$22.3 million, net of amounts capitalized.

Depreciation and amortization costs of US$48.9 million were recorded in the first quarter of 2024, of which US$0.8 million was related to the amortization expense for the land use right, compared with depreciation and amortization costs of US$29.4 million recorded in the first quarter of 2023, of which US$0.8 million was related to the amortization expense for the land use right.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and our debt and equity financings to meet our funding requirements and repay our indebtedness, as the case may be.

As of March 31, 2024, we held cash and cash equivalents of US$186.0 million and restricted cash of US$0.1 million. Further, the HK$233.0 million (equivalent to US$29.8 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility was available for future drawdown as of March 31, 2024, subject to certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2024	2023
	(In thousands of US$)
Net cash used in operating activities	$(10,230)	$(79,676)
Net cash used in investing activities	(18,238)	(58,825)
Effect of exchange rate on cash, cash equivalents and restricted cash	(322)	(2,545)

Decrease in cash, cash equivalents and restricted cash	(28,790)	(141,046)
Cash, cash equivalents and restricted cash at beginning of period	214,922	496,779

Cash, cash equivalents and restricted cash at end of period	$186,132	$355,733

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash used in operating activities was US$10.2 million for the three months ended March 31, 2024, compared with net cash used in operating activities of US$79.7 million for the three months ended March 31, 2023. The change was primarily attributable to improved performance of Studio City’s operations as described in the foregoing section and the decreased working capital needed for operations.

Investing Activities

Net cash used in investing activities of US$18.2 million and US$58.8 million for the three months ended March 31, 2024 and 2023, respectively, was primarily attributable to payments for acquisition of property and equipment of US$17.2 million and US$58.5 million, respectively.

Financing Activities

No cash was provided by/used in financing activities for the three months ended March 31, 2024 and 2023.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of March 31, 2024:

As of March 31, 2024
(in thousands of US$)
2025 Intercompany Notes	$397,000
2028 Intercompany Notes	$500,000
2029 Intercompany Notes	$1,100,000
2027 Studio City Company Notes	$350,000
2028 Studio City Senior Secured Credit Facility	$128

$2,347,128

There was no change in our gross indebtedness as of March 31, 2024 compared to December 31, 2023.

On April 8, 2024, Studio City Finance initiated a cash tender offer (the “Tender Offer”) to purchase up to an aggregate principal amount of US$100,000,000 of the 2025 Studio City Finance Notes. An aggregate principal amount of US$307,150,000 of the 2025 Studio City Finance Notes were tendered on the early tender date on April 19, 2024. On April 22, 2024, Studio City Finance increased the aggregate principal amount of the Tender Offer to US$100,029,000. Studio City Finance accepted for purchase an aggregate principal amount of US$100,029,000 of the 2025 Studio City Finance Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer and settled the purchase on April 24, 2024. Following the settlement of the Tender Offer, the Company repaid the aggregate principal amount of US$100,029,000 of the 2025 Intercompany Notes at the same time.

Studio City Investments Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2024

Page
Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Studio City Investments Limited

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$186,003	$214,792
Accounts receivable, net	1,974	2,281
Receivables from affiliated companies	60,812	69,348
Inventories	6,047	5,763
Prepaid expenses and other current assets	32,389	37,972

Total current assets	287,225	330,156

Property and equipment, net	2,651,825	2,692,118
Intangible assets, net	—	5
Long-term prepayments, deposits and other assets	34,273	27,787
Receivable from an affiliated company, non-current	5,358	4,765
Restricted cash	129	130
Operating lease right-of-use assets	11,595	11,619
Land use right, net	104,320	105,304

Total assets	$3,094,725	$3,171,884

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,840	$2,446
Accrued expenses and other current liabilities	71,299	82,367
Income tax payable	8	8
Payables to affiliated companies	35,048	81,925

Total current liabilities	108,195	166,746

Long-term debt, net	346,374	346,089
Payable to an affiliated company, non-current	1,969,449	1,967,956
Other long-term liabilities	3,347	3,209
Deferred tax liabilities, net	351	309
Operating lease liabilities, non-current	12,472	12,250

Total liabilities	2,440,188	2,496,559

Equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,617,155	2,617,155
Accumulated other comprehensive losses	(3,457)	(780)
Accumulated losses	(1,941,440)	(1,923,023)

Total Studio City Investments Limited shareholder’s equity	672,258	693,352
Noncontrolling interests	(17,721)	(18,027)

Total equity	654,537	675,325

Total liabilities and equity	$3,094,725	$3,171,884

Studio City Investments Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2024	2023
Operating revenues:
Revenue from casino contract	$66,887	$18,724
Rooms	38,523	12,896
Food and beverage	18,922	9,265
Entertainment	8,392	1,677
Services fee	12,428	6,203
Mall	4,320	2,136
Retail and other	685	566

Total operating revenues	150,157	51,467

Operating costs and expenses:
Costs related to casino contract	(8,158)	(6,859)
Rooms	(11,416)	(3,402)
Food and beverage	(17,647)	(8,240)
Entertainment	(9,263)	(1,393)
Mall	(1,634)	(376)
Retail and other	(447)	(373)
General and administrative	(35,193)	(21,554)
Pre-opening costs	(59)	(5,164)
Amortization of land use right	(826)	(824)
Depreciation and amortization	(48,075)	(28,567)
Property charges and other	60	(290)

Total operating costs and expenses	(132,658)	(77,042)

Operating income (loss)	17,499	(25,575)

Non-operating income (expenses):
Interest income	1,399	2,481
Interest expense, net of amounts capitalized	(35,694)	(22,334)
Other financing costs	(104)	(103)
Foreign exchange losses, net	(1,196)	(5,150)
Other income	—	1

Total non-operating expenses, net	(35,595)	(25,105)

Loss before income tax	(18,096)	(50,680)
Income tax (expense) benefit	(43)	6

Net loss	(18,139)	(50,674)
Net income attributable to noncontrolling interests	(278)	(100)

Net loss attributable to Studio City Investments Limited	$(18,417)	$(50,774)

Studio City Investments Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2024	2023
Cash flows from operating activities:
Net cash used in operating activities	$(10,230)	$(79,676)

Cash flows from investing activities:
Acquisition of property and equipment	(17,213)	(58,451)
Payment for other long-term assets	(1,521)	(378)
Proceeds from sale of property and equipment	496	4

Net cash used in investing activities	(18,238)	(58,825)

Effect of exchange rate on cash, cash equivalents and restricted cash	(322)	(2,545)

Decrease in cash, cash equivalents and restricted cash	(28,790)	(141,046)
Cash, cash equivalents and restricted cash at beginning of period	214,922	496,779

Cash, cash equivalents and restricted cash at end of period	$186,132	$355,733

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(67,833)	$(50,326)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$6,019	$11,976
Change in payables to affiliated companies related to acquisition of property and equipment	$827	$7,544

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	March 31,	December 31,
	2024	2023
Cash and cash equivalents	$186,003	$214,792
Non-current portion of restricted cash	129	130

Total cash, cash equivalents and restricted cash	$186,132	$214,922

F-4